Exhibit 8.1

December 13, 2018

Global Medical REIT Inc.

2 Bethesda Metro Center

Suite 440

Bethesda, MD 20814

Re:	Global Medical REIT Inc. Qualification as Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as counsel to Global Medical REIT Inc., a Maryland corporation (the “Company”), in connection with the offer and sale of up to 1,000,000 shares of Common Stock in connection with the Company’s Dividend Reinvestment and Stock Purchase Plan pursuant to a prospectus supplement dated December 13, 2018 (the “Prospectus Supplement”), forming part of the Registration Statement on Form S-3 (File No. 333-217360) filed with the Securities and Exchange Commission on April 18, 2017, as amended through the date hereof (the “Registration Statement”). You have requested our opinion regarding certain U.S. federal income tax matters.

In connection with the opinions rendered in (a) and (b) below (together, the “Tax Opinion”), we have examined the following:

1.	the Registration Statement, the prospectus (the “Prospectus”) filed as part of the Registration Statement, and the Prospectus Supplement;

2.	the Company’s Articles of Incorporation, filed with the Department of Assessments and Taxation of the State of Maryland and effective as of January 15, 2014, as amended and corrected through the date hereof;

3.	the Second Amended and Restated Bylaws of the Company, effective as of December 14, 2017;

4.	the Agreement of Limited Partnership of Global Medical REIT L.P., a Delaware limited partnership, as amended;

5.	the Sales Agreement;

6.	the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Commission on March 12, 2018 (the “Form 10-K”); and

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7.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.	each of the documents referred to above is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.	during its taxable year ending December 31, 2018, and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years;

3.	the Company will not make any amendments to its organizational documents or the organizational documents of the Operating Partnership after the date of this opinion that would affect the Company’s qualification as a real estate investment trust (a “REIT”) for any taxable year; and

4.	no action will be taken by the Company or the Operating Partnership after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificate. No facts have come to our attention that would cause us to question the accuracy and completeness of such factual representations. Furthermore, where such factual representations involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have reviewed, with the individuals making such representations the relevant provisions of the Code, the applicable Regulations and published administrative interpretations thereof.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate, and the discussions in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” in the Form 10-K under the caption “Additional Material U.S. Federal Income Tax Considerations” and in the Prospectus Supplement under the captions “Description of the Dividend Reinvestment and Stock Purchase Plan—Other Information—30. What are the U.S. federal income tax consequences of participation in the Plan?” and “—32. How are income tax withholding provisions applied to participants?” (which are incorporated herein by reference), we are of the opinion that:

(a)	the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 2016 through December 31, 2017, and the Company’s organization and current and proposed method of operation will enable it to continue to qualify as a REIT under the Code for its taxable years ending December 31, 2018 and thereafter; and

(b)	the descriptions of the law and the legal conclusions in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” in the Form 10-K under the caption “Additional Material U.S. Federal Income Tax Considerations” and in the Prospectus Supplement under the captions “Description of the Dividend Reinvestment and Stock Purchase Plan—Other Information—30. What are the U.S. federal income tax consequences of participation in the Plan?” and “—32. How are income tax withholding provisions applied to participants?” are correct in all material respects.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the factual representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificate.

The foregoing Tax Opinion is based on current provisions of the Code, the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing Tax Opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the Tax Opinion expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,

/s/ Vinson & Elkins LLP

Vinson & Elkins LLP